Exhibit 99.1

Lixiang Education Received Notices of Failure to Satisfy Continued Listing Rules

LISHUI, China, May 9, 2023 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that it received two written notices (the “Notices”) from the Listing Qualifications Department of The Nasdaq Global Market on May 3, 2023 indicating that the Company was not in compliance with Listing Rule 5450(a)(1)(the “Minimum Bid Price Rule”) and Listing Rule 5450(b)(1)(C)(the “Minimum Market Value of Publicly Held Shares Rule”), which require the Company to maintain a minimum bid price of US$1.00 per share, and maintain a minimum market value of publicly held shares of US$5 million for continued listing on the Nasdaq Global Market, respectively.

The Minimum Bid Price Rule requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet this requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company from March 20, 2023 to May 2, 2023, the Company no longer meets the requirement of the Minimum Bid Price Rule. In accordance with Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 30, 2023, to regain compliance with the Minimum Bid Price Rule. To regain compliance, the Company’s securities must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the 180-day period or prior to October 30, 2023. In the event that the Company does not regain compliance with the Minimum Bid Price Rule by October 30, 2023, the Company may be eligible for additional time.

The Minimum Market Value of Publicly Held Shares Rule requires listed securities to maintain a minimum market value of publicly held shares of US$5 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet this requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of publicly held shares of the Company from March 16, 2023 to May 2, 2023, the Company no longer meets the requirement of the Minimum Market Value of Publicly Held Shares Rule. In accordance with Listing Rule 5810(c)(3)(D), the Company has been provided 180 calendar days, or until October 30, 2023, to regain compliance with the Minimum Market Value of Publicly Held Shares Rule. To regain compliance, the Company’s market value of publicly held shares must exceed US$5 million for a minimum of ten consecutive business days during the 180-day period or prior to October 30, 2023. In the event that the Company does not regain compliance with the Minimum Market Value of Publicly Held Shares Rule by October 30, 2023, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the listing of its securities to the Nasdaq Capital Market, subject to applicable continued listing requirements.

The Company intends to actively monitor the closing bid price of its securities and its market value of publicly held shares between now and October 30, 2023.

The Notices are only notifications of deficiency, not of imminent delisting, and have no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com